UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                         THE ELECTRIC NETWORK.COM, INC.,
-------------------------------------------------------------------------------
                                (Name of Issuer)
                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                       n/a

-------------------------------------------------------------------------------
                                 (CUSIP Number)
                                 CAROLINE HANSON
       #208-800 NORTH RAINBOW BLVD. LAS VEGAS, NEVADA 89107, (702)948-5072
-------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                FEBRUARY 28, 2003

-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         Seess.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
---------
n/a

-------------------------------------------------------------------------------

                  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                           Caroline Hanson
                           ----------------------------------------------------
-------------------------------------------------------------------------------


                 2.        Check the Appropriate Box if a Member of a Group
                          (See Instructions)

                      (a)
                          -----------------------------------------------------
                      (b)
                          -----------------------------------------------------

-------------------------------------------------------------------------------

                 3.        SEC Use Only
                                       ----------------------------------------
-------------------------------------------------------------------------------

                 4.        Source of Funds (See Instructions) SC
                                                              -----------------
-------------------------------------------------------------------------------

                 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                         ----------------------
-------------------------------------------------------------------------------

                 6.        Citizenship or Place of Organization   Canada
                                                               ----------------
-------------------------------------------------------------------------------

Number of        7.        Sole Voting Power   950,000
                                             ----------------------------------
Shares                     ----------------------------------------------------

Beneficially     8.        Shared Voting Power 4,040,000
                                              ---------------------------------
Owned by                   ----------------------------------------------------
                 9.        Sole Dispositive Power  950,000
Each                                             ------------------------------
                           ----------------------------------------------------
Reporting
                 10.       Shared Dispositive Power  4,040,000
Person                                             ----------------------------
                           ----------------------------------------------------
With
                 11.       Aggregate Amount Beneficially Owned by Each
                           Reporting Person  4,990,000
                                            -----------------------------------
-------------------------------------------------------------------------------

                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                            -------------------
-------------------------------------------------------------------------------

                 13.       Percent of Class Represented by Amount in Row
                          (11)  26.83%
                          ----------------------------------------------------
-------------------------------------------------------------------------------

                 14.       Type of Reporting Person (See Instructions)
                           IN
                           ----------------------------------------------------
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER
-----------------------------

This statement relates to shares of the common stock, $.001 par value of The Electric Network.com, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at #208-800 North Rainbow Blvd. Las Vegas, Nevada 89107.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a)    Name:                                 Caroline Hanson

(b)    Business Address:                     #208-800 North Rainbow Blvd.
                                             Las Vegas, Nevada 89107

(c)    Present Principal Occupation:         n/a

(d)    Disclosure of Criminal Proceedings:   Ms. Hanson has not been convicted
                                             in any criminal proceeding at any
                                             time.

(e)    Disclosure of Civil Proceedings:      Ms. Hanson has not been subject
                                             to any judgment, decree or final
                                             order enjoining violations
                                             of or prohibiting or mandating
                                             activities subject to federal
                                             or state securities laws or
                                             finding any violations with
                                             respect to such laws.

(f)    Citizenship:                           Ms. Hanson is a citizen of Canada

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

Ms. Hanson the owner of 950,000 shares of the Issuer's common stock and is spouse of Mr. Hanson. Mr. Hanson received 4,000,000 shares of thr Issuer's common stock in exchange for services valued at $40,000 pursuant to a Management Services Agreement dated February 1, 2003; Mr. Hanson is the President and a director of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

Ms. Hanson is the spouse of Mr. Hanson. Mr. Hanson acquired 4,040,000 shares in exchange for services provided to the Issuer pursuant to a Management Services Agreement dated February 1, 2003. Mr. Hanson is the President and a director of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Ms. Hanson beneficially owns a total of 4,990,000 shares of the Issuer's common stock as follows:

(a) Ms. Hanson directly and personally owns 950,000 shares, or 5.11%, and is the beneficial owner of an additional 4,040,000 shares, or 21.72% of the Issuer's issued and outstanding shares, which are owned by Ms. Hanson's spouse, Stephen Hanson. Prior to Feburary 28, 2003, Mr. Hanson owned 40,000 shares. Mr. Hanson received 4,000,000 shares of the Issuer's common stock in exchange for services valued at $40,000 pursuant to a Management Services Agreement dated February 1, 2003, making his total ownership 4,040,000 shares.

(b) Ms. Hanson has sole voting and dispositive power as to the 950,000 shares, or 5.11%, which she owns directly, and shared voting and dispositive power of 4,040,000 shares which she owns beneficially through her spouse, Stephen Hanson.


(c)  None.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
-------------------------------------------------------------------------------

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------
None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 26, 2003

-------------------------------------------------------------------------------
Date

/s/ Caroline Hanson
-------------------------------------------------------------------------------
Caroline Hanson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)